SCHEDULE H-6

THIS DEBENTURE PLEDGE AGREEMENT made as of •, 20•;

(• [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY OR BAYTEX ENERGY TRUST])

Description of Floating Charge Demand Debenture

Principal Sum:	$1,000,000,000 Canadian Dollars
Interest Rate:	20.0% per annum
Date:	•, 20•
WHEREAS:

A. The Toronto-Dominion Bank and certain other lenders (collectively, the “Lenders”) and The Toronto-Dominion Bank in its capacity as agent on behalf of the Lenders (in that capacity, the “Agent”) have entered into an Amended and Restated Credit Agreement with Baytex Energy Ltd. (the “Borrower”), as borrower, made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 (as further amended, modified, supplemented or restated from time to time, the “Credit Agreement”) pursuant to which the Lenders have agreed to make certain credit facilities available to the Borrower;

B. • [insert name of relevant Material Subsidiary or Baytex Energy Trust] (the “Debtor”) is [a Subsidiary OR the parent] of the Borrower and has executed and delivered to the Agent and the Lenders a Guarantee made as of even date herewith (as amended, modified, supplemented or restated from time to time, the “Guarantee”) wherein, inter alia, the Debtor has guaranteed all present and future Obligations (as hereinafter defined);

C. In order to secure the payment and performance of all present and future Obligations (as hereinafter defined) of the Debtor to the Agent, the Lenders and the Hedging Affiliates (collectively, the “Beneficiaries”), the Debtor has created and issued to the Agent the debenture described above (as the same may hereafter be amended, modified, supplemented and restated from time to time, the “Debenture”);

D. The purpose of this Debenture Pledge Agreement is to set forth the terms and conditions upon which the Debenture is to be held by the Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby conclusively acknowledged by the Debtor, the Debtor hereby agrees and covenants with the Agent as follows:

1. The Debtor hereby grants a security interest in and deposits with and pledges to the Agent the Debenture to be held by the Agent as general and continuing collateral security for the payment and performance of all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Beneficiaries under, pursuant or relating to the Guarantee and other Documents, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again (collectively, the “Obligations”).

2. The Agent shall neither demand payment pursuant to the Debenture nor enforce the security constituted thereby unless the Agent shall be entitled to do so pursuant to the provisions of the Guarantee and other Documents and the other agreements, instruments or documents establishing, creating or evidencing any Obligations (collectively, the “Credit Documents”), but thereafter the Agent may at any time exercise and enforce all of the rights and remedies of a holder of the Debenture as if the Agent was the absolute owner thereof without notice to or control by the Debtor, and any such remedy may be exercised separately or in combination with, and shall be in addition to and not in substitution for, any other right or remedy of the Agent and the Beneficiaries however created, provided that the Agent shall not be bound to exercise any such right or remedy.

3. Subject to the requirements of applicable law, the Agent shall not be bound under any circumstances to realize upon or under the Debenture and shall not be responsible to the Debtor for any loss occasioned by any sale or other dealing with the Debenture or the Charged Premises (as defined in the Debenture) or by the retention of or failure to sell or otherwise deal with the same.

4. The proceeds of or any other amount received pursuant to the Debenture shall be applied by the Agent on account of the Obligations in such order as the Agent sees fit without prejudice to the Agent’s or the Beneficiaries’ claim upon the Debtor for any deficiency.  Subject to the requirements of applicable law, any surplus realized by the Agent in excess of the Obligations shall be paid over to the Debtor.

5. Subject to paragraph 2 hereof, the Agent shall not be obliged to exhaust its recourse against the Debtor, any other person or persons, or any other security it may hold with respect to the Obligations before realizing upon, under, or otherwise dealing with the Debenture in such manner as the Agent sees fit.  The Agent and the Beneficiaries may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Debtor and with other parties, sureties or securities as it may see fit, without prejudice to the liability of the Debtor or the Agent’s or the Beneficiaries’ rights in respect of the Debenture.

6. Notwithstanding the stated interest rate per annum in the Debenture, payment to the Beneficiaries or, in the case of Obligations payable pursuant to the Credit Agreement, the Agent for the account of the Lenders of the relevant interest, fees and other amounts owing under the Credit Documents for any period in respect of the Obligations at the current rate at which the Obligations bear interest for such period pursuant to the Credit Documents shall be deemed to be payment in satisfaction of the interest payment for the same period under the Debenture.

7. The Debenture shall not operate by way of merger of any of the Obligations and no judgment recovered by the Agent or the Beneficiaries shall operate by way of merger of or in any way affect the security of the Debenture which is in addition to and not in substitution for any other security now or hereafter held by the Agent or the Beneficiaries with respect to the Obligations.

8. Notwithstanding the form and terms of the Debenture and the provisions of this Debenture Pledge Agreement, (a) the Agent shall not claim or realize an amount under or in respect of the Debenture in excess of the aggregate Obligations, from time to time, of the Debtor to the Agent and the Beneficiaries and (b) the provisions of this Debenture Pledge Agreement and the Debenture, in particular, but without limitation, Sections 2.2 and 3.1 of the Debenture, are subject to the provisions of the Guarantee and Credit Agreement relating to the subject matter thereof.  If there are any express conflicts or inconsistencies between the terms of the Guarantee or Credit Agreement and the Debenture or this Debenture Pledge Agreement, then the terms of the Guarantee or Credit Agreement (as applicable) shall govern in all respects to the extent necessary eliminate such express conflicts or inconsistencies.

9. Upon payment and satisfaction in full of the Obligations and cancellation in full of the credit facilities established under the Credit Agreement when none of the Beneficiaries has other credit facilities in favour of or obligation to provide credit to the Borrower, the Agent shall, at the request of the Debtor, deliver up the Debenture to the Debtor and shall, at the request and expense of the Debtor, execute and deliver to the Debtor releases, discharges and such other instruments as shall be required to effectively discharge the Charge (as defined in the Debenture).

10. Time shall be of the essence with regard to this Debenture Pledge Agreement.

11. Capitalized terms used herein without express definition shall have the same meanings ascribed thereto as are set forth in the Guarantee and Credit Agreement (as applicable).

12. This Debenture Pledge Agreement shall enure to the benefit of and be binding upon the Debtor, the Agent and the Beneficiaries and their respective successors and permitted assigns.

13. The parties hereto each hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta.  For the purpose of all legal proceedings, this Debenture Pledge Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Debenture Pledge Agreement.  Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of either party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

14. This Debenture Pledge Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

15. The Debtor hereby waives the right to receive from the Agent or the Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Debenture Pledge Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Debenture Pledge Agreement.

16. [All references in this Debenture Pledge Agreement to covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Debtor” shall, as the context requires, be and shall be construed as being by the partners of • Partnership on behalf of and in respect of such partnership.]  [Note:  Insert Section 16, with appropriate conforming changes, for a Debenture Pledge Agreement with a general partnership; insert similar provisions, with additional conforming changes, for a Debenture Pledge Agreement with a limited partnership, trust or other unincorporated entity.]

17. [The Beneficiaries acknowledge that the trustee or manager of the Debtor, as applicable, is entering into this Debenture Pledge Agreement solely in its capacity as trustee or as agent, as the case may be, on behalf of the Debtor and the obligations of the Debtor hereunder shall not be personally binding upon the trustee, the manager or any of the Unitholders of the Debtor and that any recourse against the Debtor, the trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Debtor arising hereunder or arising in connection herewith or from the matters to which this Debenture Pledge Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of the Trust Fund.  For the purposes of this Section 17, capitalized terms used previously in this Section and not otherwise expressly defined herein shall have the meanings set forth in the amended and restated trust indenture of the Debtor dated as of September 2, 2003 on the date hereof.][ [Note:  Insert Section 17, with appropriate conforming changes, for a debenture pledge agreement from Baytex Energy Trust.]

IN WITNESS WHEREOF the Debtor has executed this Debenture Pledge Agreement as of the date first above written.

• [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY OR BAYTEX ENERGY TRUST]

Per:
Name:
Title:

Per:
Name:
Title:
ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN BY:

THE TORONTO-DOMINION BANK, as Agent

Per:
Name:
Title: